                                                                    Exhibit 13.1

                      GRAHAM CORPORATION ANNUAL REPORT 2005

                            AT A POINT OF CONVERGENCE

With our global reach and engineering expertise, we can capitalize on converging economic and environmental factors driving demand for our products.

CONVERGING DEMAND DRIVERS MEET TRANSFORMING GRAHAM PROCESSES.

TRANSFORMING

-    Implementing Lean Manufacturing

-    Investing in Information Management Systems

-    Expanding Global Sales Network

-    Automating the Design and Bid Processes

GRAHAM COMPANY PROFILE

With world-renowned engineering expertise in vacuum and heat transfer technology, Graham Corporation is a global designer, manufacturer and supplier of ejectors, pumps, condensers and heat exchangers. Over the past 70 years, Graham Corporation has built a reputation for top quality, reliable products and high-standards of customer service. Sold either as components or complete system solutions, the principle markets for the Company's equipment are the petrochemical, oil refining and electric power generation industries, including cogeneration and geothermal plants. Graham equipment can also be found in diverse applications, such as metal refining, pulp and paper processing, shipbuilding, water heating, refrigeration, desalination, food processing, drugs, heating, ventilating and air conditioning.

Graham Corporation's reach spans the globe. Its equipment is installed in facilities from North and South America to Europe, Asia, Africa and the Middle East.

www.graham-mfg.com

AMEX symbol: GHM

                                   (Pie chart)

2005 REVENUE BY INDUSTRY

Chemical Processing   31%
Other                 26%
OEM                    2%
HVAC                   5%
Fertilizers            3%
Oil Refining          26%
Power                  7%

                                   (Pie chart)

2005 REVENUE BY GEOGRAPHIC MARKET

U.S.                     61%
Asia                     15%
Canada                    9%
Mexico & South America    7%
Middle East               4%
Other                     4%

FINANCIAL HIGHLIGHTS

                                                                           Year Ended March 31
(in thousands,                       -----------------------------------------------------------------------------------------------
except per share data)                  2005        2004       2003      2002     2001     2000     1999     1998    1997**   1996**
----------------------               ----------  ---------  ---------  -------  -------  -------  -------  -------  -------  -------
                                     continuing
                                     operations  restated*  restated*
Operating Results
Revenue ...........................    $41,333    $37,508    $44,511   $47,396  $44,433  $38,728  $52,978  $56,206  $14,257  $51,487
Gross profit ......................      7,540      5,890      7,297    10,077    9,796    9,964   14,872   18,083    4,080   15,463
Selling, general and
   administrative .................      7,691      7,805      8,178    10,439    9,494    8,943   11,843   12,367    3,071   11,122
Income (loss) from continuing
   operations .....................        296       (832)       148     2,305      195     (833)   2,369    3,766      621    3,102
Diluted earnings (loss) per share
   from continuing operations .....    $  0.17    $ (0.51)   $  0.09   $  1.38  $  0.12  $ (0.55) $  1.46  $  2.21  $  0.38  $  1.93
Weighted average shares
   outstanding - diluted ..........      1,717      1,647      1,672     1,671    1,613    1,523    1,619    1,700    1,623    1,611

Year-End Financial Position
Total assets ......................    $33,529    $35,740    $38,323   $43,704  $36,608  $34,596  $34,136  $37,030  $31,224  $30,494
Long-term debt ....................         44         93        127       150      682    1,948      505      859    2,764    1,442
Shareholders' equity ..............     16,578     18,102     18,836    19,636   17,137   17,092   16,712   17,775   12,538   11,915
Book value per share ..............    $  9.76    $ 10.92    $ 11.43   $ 11.92  $ 10.52  $ 11.36  $ 10.99  $ 10.54  $  7.90  $  7.52

Other Year-End Data
Working capital ...................    $11,204    $11,652    $12,822   $13,812  $11,162  $12,397  $11,989  $12,459  $10,300  $ 8,239
Depreciation ......................        768        793        797       955      926      998      983      905      249      892
Capital expenditures ..............        224        249        799       688    1,124      711    1,189    1,400      237    1,291
Backlog as of March 31 ............    $22,376    $13,482    $16,843   $26,815  $27,326  $24,302  $15,438  $28,199  $22,348  $25,578

* Restated to reflect discontinued operations and the change in accounting for revenue recognition.

** Data for 1997 is for the three-month transition period ending March 31, 1997. Financial data for 1996 is for respective 12 months ending December 31.

                                  (Line graphs)

                                                        Income (loss) from
               Revenue             Backlog            Continuing Operations
            $ in millions       $ in millions             $ in thousands
            -------------       -------------         ---------------------
2005           41,333               22,376                     296
2004           37,508               13,482                    (832)
2003           44,511               16,843                     148
2002           47,396               26,815                   2,305
2001           44,433               27,326                     195
2000           38,728               24,302                    (833)


LETTER TO THE SHAREHOLDERS

"The strength of Graham's brand, our skilled team, and the measures we are taking to improve our business gives us confidence in our outlook."

Dear Fellow Shareholders,

Fiscal 2005 was a year of change and progress for Graham Corporation. In the short few months that I have been here, I have had the opportunity to personally validate what you likely already know:

     - Our brand carries significant weight with our customers around the world.

     - Our engineering know-how and solutions-oriented problem solving is well respected in the engineering community.

     - We have a strong position in the global oil refining, electrical power generating and chemical processing markets.

     - Our manufacturing expertise is relied on heavily by our customers for the consistency and reliability we provide with our products.

     -    We have an excellent, talented team at Graham.

These qualities provide a solid foundation from which we can face a more challenging, yet opportunity-filled future.

In fiscal 2005, sales increased 10% to $41.3 million. The year was a tale of two halves. In the first half of the year, our primary markets were sluggish, and we were still feeling the effects of higher raw material prices, such as steel, in fixed price contracts that were being built. In the latter half of the year, we tightened the controls necessary to mitigate the material cost escalations, and we began to see new orders for vacuum systems and condensers pick up as a growing demand in our key markets had translated into some sizable orders. Based on the current level of inquiry, we anticipate this trend continuing through 2006 and into 2007.

Income from continuing operations was $296 thousand, or $0.17 per diluted share. This was a marked improvement from a loss of $832 thousand, or $(0.51) per diluted share, in fiscal 2004. The improvement reflected the leverage we gained from higher sales, increased selling prices and improved product mix. We expect margins will improve as sales improve. However, I believe we have the opportunity to strengthen our ability to contribute to the bottom line by improving operational efficiencies and implementing automation through information technology throughout our operations.

CONVERGING REVENUE DRIVERS

Our markets have significantly improved over the last year as a result of several factors:

     - Global growth, especially in Asia, has raised the demand for oil and oil products driving the need for more oil refineries.

     - Higher oil prices have made heavier crude oil with higher sulfur content more attractive as a raw material, driving the need for more sophisticated vacuum processes to reduce the sulfur content.

     - More demanding requirements for vehicle emissions that are effective in 2006 and 2007 are adding to the need for improvements to the sulfur reducing process in oil refineries.

     - Continued global growth increases the need for electricity, therefore driving power generation development.

     - The demand for plastics and related products is driving capacity expansions for ethylene plants in both Asia and the Middle East.

Our products are used by these industries for these processes. For the near term, we are in an enviable position of being a market leader among end-users such as ExxonMobil, Chevron and Shell, as well as with engineering procurement contractors such as Bechtel Corporation, KBR and original equipment manufacturers such as Elliott Ebara Turbomachinery Corporation. We cannot be content, however, and must remain competitive while continuing to provide the sophisticated engineering support, quality product and reliable service our customers expect.

                                  (Line graph)

CAPITAL EXPENDITURES
($ in thousands)

Year    Expenditure
-----   -----------
2000       $ 711
2001       $1124
2002       $ 688
2003       $ 799
2004       $ 249
2005       $ 224
2006E      $2000

                                   (Pie chart)

2005 TOTAL CAPITALIZATION

Total current liability    32.5%
Total long-term debt        0.1%
Accrued compensation,
   pension and other       18.0%
Total Shareholder Equity   49.4%

TRANSFORMATION FOR LONG-TERM MARKET ADVANTAGE

Lean manufacturing: We have the opportunity to strengthen our margins by improving operational efficiencies, supply chain management and inventory reduction. By implementing lean manufacturing, we believe we can shorten cycle times, have customer demand pull product through our facility and have suppliers provide inventory on demand. We expect these efforts will help us to realize higher margins during strong business cycles and reduce the severity of the impact of down cycles.

Automated design and quote processes: We believe having the ability to quickly engineer, manufacture, and communicate highly-customized solutions is a value proposition which is a key attribute for growing market share. Our customers are demanding drawings at the time of order, or within weeks of order placement. This requires a design system capable of capturing data during the quoting phase and delivering a near complete solution at time of quote that is closely coupled to our manufacturing processes. We plan to reduce the time to generate designs and better capture, retain and re-employ the wealth of customized equipment designs we create.

Information management: With our new technologies, we expect to be able to create a streamlined flow of order data from initial bid to the shop floor. As a result, we should improve the sales of our products by offering faster response to customer inquiries with engineering details, specific cost information and itemized delivery information. We believe that applying computer programming technology from initial bid through to the shop floor will enable us to better capture the real costs of our business.

Reorganized business structure: In order to focus our business and drive efficiencies, we have reorganized the company into five business groups - Condensers, Ejectors, Pumps, Spare Parts, Heat Exchangers. The reorganization included an evaluation of each of the business units, and as a result, our UK pump manufacturing operation was discontinued. We have re-engineered our business model for pumps and have been successful in lowering our total cost to better serve our customers and position Graham for future growth in this key business segment. By re-engineering our business model, we believe our capture ratio for vacuum systems and pumps will increase due to our better overall cost position.

Expanding marketing and sales presence: We have taken steps to increase our presence in Asia and the Middle East by adding full-time sales coverage in both regions in order to capitalize on the enormous potential we believe is available in these regions. Our goal is to work with local sales representatives and fabricators to optimize the ability of Graham to serve the local customer base and export to more markets. We are also evaluating our approach to South America, recognizing that growing economies will demand energy and power.

CONFIDENT OUTLOOK

The strength of Graham's brand, our skilled team, and the measures we are taking to strengthen our future gives us confidence in our outlook. Generally, a solid industrial cycle, such as the one we are currently in, could last three to five years. We believe there is potential for this one to last longer because of the driving force of the growing Asian economy. The cycle itself, however, could have major fluctuations within it. Our objective is to maximize this cycle and position the Company for such fluctuations or a downturn.

The employees of Graham consider the Graham brand a promise to our customers and shareholders. That promise is excellence in everything we do and a commitment to maintaining high standards in business ethics and business integrity. We are focused on transforming Graham into a stronger, growing business.

Sincerely,


/s/ William C. Johnson
-------------------------------------
William C. Johnson
President and CEO
June 28, 2005

"We believe having the ability to quickly engineer, manufacture and communicate highly customized solutions is avalue proposition which is key for growing market share."

A CONVERSATION WITH MANAGEMENT

By transforming processes, we can improve our operational effectiveness and reduce our cost structure while solidly positioning Graham to remain successful in an ever-changing, competitive market.

Jim Lines, Vice President and General Manager

EXPANDING OUR GLOBAL PRESENCE

Our geographic sales growth strategy is designed to address expanding opportunities in our export markets. We are the beneficiaries of the current surge in planned capital spending by refining, petrochemical and power companies in both our domestic and export markets. Historically, our success has been built on the oil refining, petrochemical and power generation markets, which represent approximately 60-70% of our sales. These industries are seeing significant activity, particularly in Asia, the Middle East, Western Canada and the Latin America region. Graham has a rich history of proven installations in these regions. We believe we have a competitive advantage with these industries because of our 'engineering answers' sales strategy.

Although China is not a new market for us, we are expanding our presence there. We have established a sales office in China and are aggressively pursuing the development of a strong sales representative network throughout the region. Our objective is to establish effective and broad-reaching sales channels, develop relationships with key decision-makers and local fabricators, and win a greater share of the business. In Europe, we appointed a sales management team to reconnect with engineering, procurement and construction contractors and process licensors following a recent decision to discontinue our UK pump business. European contractors, process licensors and turbomachinery equipment manufacturers are active in the Asian, Middle East and Latin American planned expansions. Maintaining our presence and developing a network of sales representatives will help extend Graham's reach into these regions.

We are also evaluating other regions including South America, South Africa and Canada. In South America, we have the potential to establish an office and improve our sales representative network, similar to our approach in China and Europe.

Our ultimate goal is to grow the business beyond our current customer base in order to maximize sales during the up cycles and have a broader, global sales presence to minimize the down cycles, which capital equipment businesses are subject to endure.

Steve Northrup, Vice President and Chief Technology Officer

TRANSFORMING PROCESSES THROUGH INFORMATION SYSTEMS

The seed for the development of Graham's strong brand name in the markets it serves is its top-notch engineering expertise, which through the years, consistently developed and delivered complex system solutions to meet each customer's unique requirements.

Our job-specific approach to the design and development of engineered solutions in an engineer-to-order environment has evolved in sophistication as our engineering skills have advanced over more than 70 years. However, we have not historically employed computer systems that fully capture, leverage and improve our intellectual property and expertise. That is why we have embarked on an ambitious program to automate the bid proposal and job design processes to fully engage a lean manufacturing philosophy.

To automate the sales and design processes, we are scrutinizing every internal process by completing detailed workflow analysis and process mappings. We are looking at every aspect of the sales and engineering processes, from initial customer contact and proposal preparation to job drawings and production design. The detailed information captured for each job will feed into our manufacturing processes. With this automation, we can optimize our inventory control program and improve our production planning and scheduling system.

We expect the impact to the customer experience to be great. We can increase our value for our customers by reducing cycle times, leveraging our expertise and providing superior project management through increased consistency and accuracy for each job.

This investment in our information management systems should measurably improve our operational effectiveness and reduce our cost structure while solidly positioning Graham to remain successful in an ever-changing, competitive market.

Ron Hansen, Vice President of Finance and Administration and Chief Financial Officer

ACCOUNTABILITY AND ENHANCED UNDERSTANDING

As Graham is undergoing significant transformation in its processes through automation, we are defining the characteristics we must have for us to grow and succeed well beyond this current strong cycle. The upgrade of our systems and increased use of automation in our processes from bid through delivery is designed to give us an improved ability to define the metrics that will keep us on track with our vision for growth. Going forward, we recognize that we cannot be dependent only on the industrial cycle to achieve profitability.

Transformation includes accountability. Internally, we are defining specific metrics to monitor and objectives to achieve that are associated with leaning our manufacturing process and improving cash management. These include the level of inventory turn, which has room for improvement, and shortened cycle time from purchase order to delivery. The automation efforts should help to strengthen our material procurement functions by better defining material needs at the time of submitting a proposal.

We fully recognize the need to be accountable to our shareholders. The markets in which we operate tend to be highly cyclical, leaving us vulnerable on the top line. Increasing our emphasis on spares and broadening our sales network is intended to help to mitigate this problem. Where we can provide greater understanding for our investors is in our earnings power and its sustainability. Our goal in 2006, as we implement our new systems and transform our business, is to expand our disclosure in order to improve transparency for the investment community.

ENGINEERING ANSWERS

BUSINESS UNIT       PRODUCT DESCRIPTION                                APPLICATION
-------------       -------------------                                -----------
Condensers          Surface and direct contact condensers which        -    Oil refineries
                    handle steam from a turbine that drives a          -    Petrochemical processing
                    compressor or pump. Also manages steam from a      -    Power plants
                    turbine-generator for power generation.            -    Cogeneration power plants
                                                                       -    Geothermal power plants

Ejectors            Ejectors are placed in single or multiple stages   -    Oil refineries
                    with process condensers to create vacuum in        -    Petrochemical processing
                    order to change pressure in a process.             -    Fertilizer production plants
                                                                       -    Steel mills
                                                                       -    Edible oil production plants

Pumps               Mechanical vacuum pumps can be independent or      -    Pharmaceutical production plants
                    part of an ejector system to create vacuum for a   -    Seawater deaeration
                    process.                                           -    Food production plants
                                                                       -    Petrochemical processing
                                                                       -    Power generation plants
                                                                       -    Ground water remediation

Heat Exchangers:    Used to heat, cool, condense or boil fluids        -    Clean steam generators
Heliflow(R),                                                           -    Compressors
Plate Exchangers,                                                      -    Seal cooling device
MicroMix                                                               -    Vent condensers
                                                                       -    Natural gas heaters
                                                                       -    Boiler blowdown
                                                                       -    Process sample coolers
                                                                       -    Supercritical water oxidation
                                                                       -    Cryogenic vaporization
                                                                       -    Waste heat recovery
                                                                       -    Water heaters
                                                                       -    Cooling tower isolation
                                                                       -    Heat pumps
                                                                       -    Thermal storage systems

After-Market:       Consultative problem solving and replacement       All heat transfer and vacuum and
Spare Parts         part supplier.                                     products systems.

EXPANDING MARKET CHANNELS

GEOGRAPHIC MARKETS   MARKET STRATEGY
------------------   ---------------
North America        -    Provide consultative engineering
                     -    Maximize broad distribution and representative network
                     -    Pursue new opportunities in these mature markets, such
                          as: refinery revamps due to EPA ultra low sulfur
                          regulations; refinery revamps

                          due to low quality high sour crude; and large after-market opportunities that few competitors serve well
                     -    Develop acquisition opportunities

Europe and the       -    Expand sales operations in Europe and the Middle East
Middle East          -    Provide on-site, in-country consultative engineering
                          service for Engineer Procurement Contractors who
                          represent customers and projects located throughout
                          the world

Asia                 -    Expand Graham presence in Asia
                     -    Build equipment representation network in rapidly
                          developing regions
                     -    Target new customers who are designing and building
                          oil refineries and power generation facilities

South America        -    Evaluate representative network potential
                     -    Identify new customer potential

GRAHAM CORPORATION MANAGEMENT

WILLIAM C. JOHNSON

President and Chief Executive Officer

Mr. Johnson joined Graham Corporation in November 2004. Previously, he was Senior Vice President and General Manager for ESAB Welding and Cutting Equipment, a global welding and cutting equipment manufacturer. His career has included extensive experience in the manufacturing sector, including General Manager of the ABB Distribution Transformer Division from 1996 to 1999 as well as other senior management positions within the ABB organization. Mr. Johnson earned his Bachelor of Science degree in Ceramic Engineering from Alfred University in Alfred, New York and his MBA from Rollins College in Winter Park, Florida. He was an officer in the United States Navy from 1985 to 1990, serving in the submarine fleet.

JAMES R. LINES

Vice President and General Manager

Mr. Lines joined Graham Corporation in May 1984. Other management positions at Graham previously held by Mr. Lines included Vice President of Engineering and Vice President of Sales and Marketing. Prior to his various senior management roles, Mr. Lines was an application engineer, sales engineer and product supervisor. Mr. Lines has had numerous articles published regarding the use, operation and troubleshooting of vacuum and heat transfer equipment. He earned a Bachelor of Science degree in Aerospace Engineering from University of Buffalo in Buffalo, New York.

J. RONALD HANSEN

Vice President of Finance and Administration, and CFO

Mr. Hansen joined Graham Corporation in May 1993. Previously, he was the Vice President of Finance and CFO of Al Tech Specialty Steel Corporation. He was employed with Al Tech Specialty Corporation since October 1979. Following graduation from the University of Notre Dame, with honors, Mr. Hansen began his career with Deloitte & Touche, LLP and became a partner with Alpern, Rosenthal & Company, a large regional CPA firm. Mr. Hansen is a certified public accountant.

STEPHEN P. NORTHRUP

Vice President and Chief Technology Officer

Mr. Northrup began his career with Graham Corporation in 1973 working in the Engineering and R&D departments designing large heat exchangers for nuclear power plants and developing new products. In 1981, he became the Plant Manager of the Batavia, New York facility and Vice President Operations in 1986. He expanded Graham's heavy fabrication and machining facilities to streamline large fabrication operations, introducing advanced CNC machinery and large multiple spindle drilling machines. In 1995, he held the position of Vice President Engineering and is currently Vice President and Chief Technology Officer. Mr. Northrup graduated from Clarkson University with a BSME degree. He has been a member of ASME for over 30 years and involved in a number of other professional organizations.

BOARD OF DIRECTORS

Jerald D. Bidlack (1,2,3,4,5)
Chairman
Director since 1985
President
Griffin Automation, Inc.

Helen H. Berkeley (2,3,4)
Director since 1998
Private Investor

William C. Denninger (2,3)
Director since 2003
Senior Vice President-Finance and Chief Financial Officer
Barnes Group, Inc.

William C. Johnson (1)
Director since 2004
President and Chief Executive Officer
Graham Corporation

H. Russel Lemcke (1,3,4)
Director since 1996
President
H. Russel Lemcke Group, Inc.

James J. Malvaso (4,5)
Director since 2003

President and Chief Executive Officer
The Raymond Corporation

Cornelius S. Van Rees (1,2,4,5)
Corporate Secretary
Director since 1969
Retired Partner
Thacher Proffitt & Wood, Attorneys-at-Law

1 - Executive Committee
2 - Employee Benefits Committee
3 - Audit Committee
4 - Compensation Committee
5 - Nominating Committee

GRAHAM CORPORATION SHAREHOLDER INFORMATION

ANNUAL MEETING

The 2005 Annual Meeting of shareholders will be held on Thursday, July 28, 2005 at 11:00 a.m. at the Holiday Inn-Airport, 911 Brooks Avenue, Rochester, NY.

TRANSFER AGENT AND REGISTRAR

For services such as change of address, replacement of lost certificates, and changes in registered ownership, or for inquiries to your account, contact:

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 288-9541
www.melloninvestor.com

INVESTOR RELATIONS

Investors, stock brokers, security analysts and others seeking information about Graham Corporation should contact:

J. Ronald Hansen
Vice President of Finance and Administration, and CFO
Phone: (585) 343-2216
Email: rhansen@graham-mfg.com

Additional information is available on our website at: www.graham-mfg.com

INDEPENDENT AUDITORS
Deloitte & Touche LLP
2200 Chase Square
Rochester, NY 14604

Stock Exchange Listing

AMEX: GHM

FORWARD LOOKING STATEMENT

Certain statements contained in this report, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may include projections of revenues, income or loss, capital expenditures, capital structure, or other financial items, statements regarding our plans and objectives for future operations, statements of future economic performance, statements of the assumptions underlying or relating to any of the foregoing statements, and other statements which are other than statements of historical fact.

Statements made through this report are based on current estimates of future events, and we have no obligation to update or correct these estimates. Readers are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially as a result of these various factors.

Graham Corporation
20 Florence Avenue
Batavia, NY 14020
(585) 343-2216
www.graham-mfg.com